Exhibit 99.1

NOTICE OF OUR ANNUAL GENERAL MEETING

TO BE HELD ON THURSDAY, MAY 20, 2021

DUE TO THE ONGOING COVID-19 PANDEMIC THE MEETING WILL BE HELD ENTIRELY IN A VIRTUAL FORMAT.

You are entitled to vote by proxy. See the ‘Solicitation of Proxies’ section on page 4 of this information circular for information.

You are invited to our 2021 annual general meeting:

When	Thursday, May 20, 2021
10:00 am MT
Where	Live audio webcast: https://web.lumiagm.com/478426363
Meeting Password	"crescent2021" (case sensitive)
Your vote matters	If you held Crescent Point common shares on April 8, 2021, you are entitled to receive notice of, attend, and to vote at this meeting.

The business of the meeting is to:

1.	Receive and consider the financial statements for the year ended December 31, 2020, together with the auditor's report;
2.	Fix the number of directors to be elected at the meeting at ten;
3.	Elect directors for the coming year or until their successors are duly elected or appointed;
4.	Appoint the auditors for the coming year and to authorize the Board of Directors ("Board") to fix their remuneration for 2021;
5.	Adopt an advisory resolution accepting our approach to executive compensation; and
6.	Transact other business as may properly be brought forward.

To proactively address the health impact of COVID-19 and in alignment with the current restrictions on public gatherings, the meeting will be conducted in a virtual-only format. Registered shareholders, and duly appointed proxyholders, will have the opportunity to participate in the meeting by way of a live webcast. This webcast, which is intended to permit social distancing in accordance with public health restrictions, will allow registered shareholders to participate, ask questions, and vote at the meeting through an online portal. Accordingly, if you are a registered shareholder, you may choose to participate via the live webcast of the meeting through the online portal at https://web.lumiagm.com/478426363. Non-registered (or beneficial) shareholders may also listen to a live webcast of the meeting through https://web.lumiagm.com/478426363, but will not have the ability to vote virtually or ask questions through the live webcast unless they are duly appointed and registered as proxyholders.

You can access our 2020 financial statements and other documents and information online:

www.crescentpointenergy.com	www.sedar.com (SEDAR)	www.sec.gov/edgar.shtml (EDGAR)

By order of the Board of Directors,

/s/ Craig Bryksa

Craig Bryksa

Director, President and Chief Executive Officer

Calgary, Alberta

April 8, 2021